MEDINOTEC, INC.

10120 W Flamingo Rd

Ste 4 - 2090

Las Vegas NV

89147

Via EDGAR

November 18, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Abby Adams

Re: Medinotec Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 2, 2022

File No. 333-265368

Dear Abby Adams:

I write on behalf of Medinotec, Inc. (the “Company”) in response to Staff’s letter of November 14, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1, filed November 2, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 4 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

1. We note your revisions to this section, particularly the change to tabular form and your comparisons of financial information for different periods and entities. Please revise to "[p]rovide the analysis in a format that facilitates easy understanding and that supplements, and does not duplicate, disclosure already provided in the filing," as provided in Instruction 3 to Item 303(b) of Regulation S-K.

In response to this comment, the Company revised the format of disclosure for easy understanding and that supplements disclosures made in the filing.

Medinotec Incorporated Group

Unaudited Notes to Financial Statements

Note 12 - Business Acquisitions

Acquisition of DISA Medinotec Proprietary Limited, page F-44

2. We have considered your response to our prior comment 4, including your management discussion of results on page 75 and we re-issue our comment. It does not appear that your financial statements for the prior comparative period ended August 31, 2021 reflects the combined results of all entities starting at the beginning of the period, which is March 1,

2021, as required by ASC 805-50-45-5. During the interim periods presented, the control of entities had not changed and thus the retroactive presentation of prior periods as if such structure existed at that time is required. As such, the interim financial statements should reflect DISA, the operating company, starting on March 1, 2021 through August 31, 2021,

combined with the results of the parent starting on April 26, 2021, the date of formation.

Please revise your interim financial statements accordingly and clearly disclose that the financial information of previously separate entities are combined.

In addition, please revise your Management Discussion on page 75 to address these combined results. As such, pro forma presentation would not be required.

In response to this comment, the Company revised the financial statements to reflect a combined result of all entities starting at the beginning of the period, which was March 1, 2021, as required by ASC 805-50-45-5.

Sincerely

/s/ Pieter van Niekerk

Pieter van Niekerk

Chief Financial Officer